VIA EDGAR

August 31, 2021

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Nowigence, Inc.

Post-Effective Amendment No. 9 to Form 1-A

Filed April 26, 2021

File No. 024-10957

Dear Mrs. Woo,

On behalf of Nowigence Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Post-qualification Amendment No. 9 (“Amendment No. 9”) to the above-referenced Form 1-A. The April 26, 2021 has been reviewed and there were no additional comments by the staff, however the company has decided to move forward with this POS9 filing.

Please do not hesitate to call me at (646) 694-0051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi

CC: Anoop Bhatia